EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	ConAgra Red Meat Business
	Fiscal Year Ended

	May 28, 2000	May 27, 2001	May 26, 2002

Fixed Charges as defined:
Allocated finance charges	$50,185	$45,868	$55,240
Interest expense	564	1,333	1,084
Capatilized interest	687	627	214
One third of non-cancelable lease rent	5,128	6,094	6,627

Total fixed charges (A)	56,564	53,922	63,165

Earnings as defined:
Pretax income	57,472	104,247	117,953
Add fixed charges	56,564	53,922	63,165
Less capitalized interest	(687)	(627)	(214)

Earnings and fixed charges (B)	$113,349	$157,542	$180,904
Ratio of earnings to fixed charges (B/A)	2.00	2.92	2.86

		249 Days
	115 Days Ended	Ended May
	September 18, 2002	25, 2003

	Predecessor	Successor

Fixed Charges as defined:
Allocated finance charges	$13,604	$—
Interest expense	129	48,592
Captialized interest	3	109
One third of non-cancelable lease rent	2,099	3,498

Total fixed charges (A)	15,835	52,199

Earnings as defined:
Pretax income	28,018	59,978
Add fixed charges	15,835	52,199
Less capitalized interest	(3)	(109)

Earnings and fixed charges (B)	$43,850	$112,068
Ratio of earnings to fixed charges (B/A)	2.77	2.15